UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of December, 2007
Commission File Number 000-50556
Viatel Holding (Bermuda) Limited
(Translation of registrant’s name into English)
Inbucon House
Wick Road
Egham, Surrey TW20 0HR
United Kingdom
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___

On December 19, 2007, the board of directors of Viatel Holding (Bermuda) Limited (the “Company”) issued a press release, a copy of which is attached hereto as Exhibit 99.1.
Attached and incorporated by reference in this Form 6-K are the following exhibits:

Exhibit No.	Description

99.1	Press Release dated December 19, 2007

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the Undersigned, thereunto duly authorized.

By:	/s/ Andrew Court
	Name:	Andrew Court
	Title:	Chief Financial Officer

Date: December 19, 2007

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated December 19, 2007